Exhibit 99.2

MIND C.T.I. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Shoham Shitrit, Chief Financial Officer of the Company, and Oded Oz, legal counsel of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Mind C.T.I. Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, HaCarmel 2, Yoqneam 2069202, Israel on May 12, 2020 at 10:00 A.M. (local time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated April 2, 2020.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, this Proxy will be voted FOR each Proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

 (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MIND C.T.I. LTD.

May 12, 2020

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL
The Notice of Meeting, proxy statement and proxy card
are available at www.mindcti.com/agm

Please sign, date and mail
 your proxy card in the
  envelope provided as soon
  as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE LISTED PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR
BLACK INK AS SHOWN HERE ☒.

1.	TO RE-APPOINT INDEPENDENT AUDITOR

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	TO RE-ELECT MR. JOSEPH TENNE AS A CLASS II DIRECTOR

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	TO ELECT MR. ITAY BARZILAY AS A CLASS II DIRECTOR.

☐ FOR	☐ AGAINST	☐ ABSTAIN

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated April 2, 2020.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign in full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.